December 4, 2018

Riccardo Delle Coste
Chief Executive Officer
Barfresh Food Group, Inc.
8383 Wilshire Blvd.
Suite 750
Beverly Hills, California 90211

       Re: Barfresh Food Group, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2017
           Filed April 2, 2018
           File No. 000-55131

Dear Mr. Delle Coste:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources
cc:    Mark Abdou